FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For May 2010

     CHAI-NA-TA CORP.
Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4

Attachments:

1.	News Release dated May 10, 2010 – Chai-Na-Ta Corp. Reports 2010 First Quarter Results
2.	Interim Consolidated Financial Statements Three Months Ended March 31, 2010
3.	Management’s Discussion and Analysis
4.	Certification of Interim Filings – CEO
5.	Certification of Interim Filings – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X] Form 40-F – [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”
Date: May 10, 2010
Wilman Wong
Chief Executive Officer